Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

References are made to the announcements of China Southern Airlines Company Limited (the “Company”) dated 14 May 2020, 30 June 2020 and 13 April 2021, the overseas regulatory announcement of the Company dated 2 July 2021, and the circular of the Company dated 1 June 2020 in relation to, amongst others, the issue and conversion of the A share convertible bonds (the “A Share Convertible Bonds”) of the Company.

On 30 June 2020, the annual general meeting for the year 2019, the 2020 first class meeting for holders of A shares and the 2020 first class meeting for holders of H shares of the Company considered and passed a resolution to authorize the board of directors (the “Board”) of the Company and its authorised persons with full power to deal with all matters relating to the public issuance of the A Share Convertible Bonds, including making amendments to the articles of association of the Company (the “Articles of Association”) in due course according to the status of the issue and conversion of the A Share Convertible Bonds.

The Company publicly issued 160 million A Share Convertible Bonds with a nominal value of RMB100 each and with a total amount of RMB16 billion on 15 October 2020. The A Share Convertible Bonds can be converted into A ordinary shares of the Company from 21 April 2021. As of 30 June 2021, a total amount of RMB10,103,194,000 of the A Share Convertible Bonds have been converted into A ordinary shares of the Company, and the total number of shares being converted was 1,619,101,529.

On 27 August 2021, the Company convened the second meeting of the ninth session of the Board, at which the amendments to the relevant clauses of the Articles of Association were considered and passed unanimously in accordance with the authorization above-mentioned and the cumulative conversion results of the A Share Convertible Bonds as of 30 June 2021.

The detailed amendments to the Articles of Association (the “Current Amendments”) are as follows:

No.	Existing Articles	Amendments

Under the approval from the competent securities authority of the State Council Zhen Wei Fa [1997] No. 33, the Company was listed on the Stock Exchange of Hong Kong Limited and New York Stock Exchange respectively in July 1997 with an issuance of a total of 1,174,178,000 H shares.

......

Under the approval from the competent securities authority of the State Council Zhen Wei Fa [1997] No. 33, the Company was listed on the Stock Exchange of Hong Kong Limited and New York Stock Exchange respectively in July 1997 with an issuance of a total of 1,174,178,000 H shares.

......

Article 3	The non-public issue of not more than 2,453,434,457 A Shares and non-public issue of not more than 613,358,614 H Shares were passed at the 2nd 2019 Extraordinary General Meeting, the 1st 2019 A Shares Class Meeting and the 1st 2019 H Shares Class Meeting of the Company held on 27 December 2019 and were approved by the China Securities Regulatory Commission (Zheng Jian Xu Ke [2020] No. 547) on 8 April 2020 and (Zheng Jian Xu Ke [2020] No. 918) on 27 May 2020, respectively. 608,695,652 H Shares were successfully issued and listed on the Hong Kong Stock Exchange on 15 April 2020 and 2,453,434,457 A Shares were successfully issued and listed on the Shanghai Stock Exchange on 17 June 2020.	The non-public issue of not more than 2,453,434,457 A Shares and non-public issue of not more than 613,358,614 H Shares were passed at the 2nd 2019 Extraordinary General Meeting, the 1st 2019 A Shares Class Meeting and the 1st 2019 H Shares Class Meeting of the Company held on 27 December 2019 and were approved by the China Securities Regulatory Commission (Zheng Jian Xu Ke [2020] No. 547) on 8 April 2020 and (Zheng Jian Xu Ke [2020] No. 918) on 27 May 2020, respectively. 608,695,652 H Shares were successfully issued and listed on the Hong Kong Stock Exchange on 15 April 2020 and 2,453,434,457 A Shares were successfully issued and listed on the Shanghai Stock Exchange on 17 June 2020.

Approved by the CSRC by the Approval of China Southern Airlines Company Limited’s Public Issuance of Convertible Bonds (Zheng Jian Xu Ke [2020] No. 2264), the Company publicly issued 160 million A share convertible bonds with a total amount of RMB16 billion on 15 October 2020. On 3 November 2020, pursuant to the approval of the Self-discipline Supervision Decision [2020] No. 355 issued by the Shanghai Stock Exchange, the convertible bonds of the Company with an amount of RMB16 billion were listed on the Shanghai Stock Exchange, and the conversion of the convertible bonds was commenced on 21 April 2021. As of 30 June 2021, a total amount of RMB10,103,194,000 of the A share convertible bonds have been converted into A shares of the Company, and the total number of shares being converted was 1,619,101,529.

Article 7	The registered capital of the Company is RMB 15,329,302,395.	The registered capital of the Company is RMB 16,948,403,924.

Article 30

In accordance with the approval granted by the Securities Commission of the State Council, after the completion of the initial issue of A Shares, the total issued shares of the Company was 4,374,178,000 ordinary shares, of which (a) 2,200,000,000 A Shares (state shares) were issued upon the establishment of the Company and were all subscribed for by the promoter of the Company; (b) 1,174,178,000 H Shares were issued to foreign investors in connection with the first increase of capital of the Company, including shares issued pursuant to the exercise of the over-allotment option and (c) 1,000,000,000 A Shares (public shares) were issued to domestic investors in connection with the initial issue of A Shares.

......

In accordance with the approval granted by the Securities Commission of the State Council, after the completion of the initial issue of A Shares, the total issued shares of the Company was 4,374,178,000 ordinary shares, of which (a) 2,200,000,000 A Shares (state shares) were issued upon the establishment of the Company and were all subscribed for by the promoter of the Company; (b) 1,174,178,000 H Shares were issued to foreign investors in connection with the first increase of capital of the Company, including shares issued pursuant to the exercise of the over-allotment option and (c) 1,000,000,000 A Shares (public shares) were issued to domestic investors in connection with the initial issue of A Shares.

......

After the above issues of H Shares and A Shares, the current share capital structure of the Company is: (a) 6,981,865,780 A Shares held by the promoter, representing 45.55% of the total share capital; (b) 4,072,291,766 A Shares held by domestic investors, representing 26.56% of the total share capital; and (c) 4,275,144,849 H Shares held by foreign investors, representing 27.89% of the total share capital.

The Company publicly issued 160 million A shares convertible bonds with a total amount of RMB16 billion in 2020. During the conversion period from 21 April 2021 to 30 June 2021, an aggregate of RMB10,103,194,000 of the Nanhang Convertible Bonds have been converted into A shares of the Company with a total of 1,619,101,529 shares being converted.

After the above issues of H Shares and A Shares, the current share capital structure of the Company is: (a) 8,600,897,508 A Shares held by the promoter, representing 50.75% of the total share capital; (b) 4,072,361,567 A Shares held by domestic investors, representing 24.03% of the total share capital; and (c) 4,275,144,849 H Shares held by foreign investors, representing 25.22% of the total share capital.

Except for the clauses as stated above, other clauses in the Articles of Association remain unchanged. The Current Amendments is subject to the completion of relevant filings or registrations (as applicable) with the relevant government authorities in the PRC.

By order of the Board China Southern Airlines Company Limited Xie Bing Company Secretary

Guangzhou, the People’s Republic of China

27 August 2021

As at the date of this announcement, the directors include Ma Xu Lun and Han Wen Sheng as executive directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y as independent non-executive directors.

4